VOYAGER THERAPEUTICS, INC.

75 Hayden Avenue

Lexington, MA 02421

November 26, 2025

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Voyager Therapeutics, Inc. Registration Statement on Form S-3 File No. 333-291418 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Voyager Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-291418), so that it may become effective at 4:30 p.m., Eastern time, on December 1, 2025, or as soon as practicable thereafter, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Very truly yours,

VOYAGER THERAPEUTICS, INC.

By:	/s/ Nathan Jorgensen
Name:	Nathan Jorgensen
Title:	Chief Financial Officer

cc:	Scott Townsend
Senior Vice President of Legal and Chief Corporate Counsel
Voyager Therapeutics, Inc.

Robin Swartz
Chief Business Officer and Chief Operating Officer
Voyager Therapeutics, Inc.

Brian A. Johnson
C.S. Avery Reaves
Wilmer Cutler Pickering Hale and Dorr LLP